Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position
As of September 30, 2023 and December 31, 2022
(In thousands of United States dollars – US$)

Assets	Note	9/30/2023	12/31/2022	Liabilities and equity	Note	9/30/2023	12/31/2022

Cash and cash equivalents	6	17,529	26,519	Client funds payable	7	11,086	23,639
Short term investments	12(a)	205,515	285,855	Consideration payable on acquisition	20(b)	52,676	33,187
Client funds on deposit	7	11,086	23,639	Personnel and related taxes payable	15	15,303	27,076
Accounts receivable	8	114,815	125,405	Taxes payable	16	1,269	878
Project advances	9	11,206	5,693	Carried interest allocation	22(b)	9,545	10,370
Recoverable taxes	11	2,408	5,672	Derivative financial instruments	12(d)	666	1,053
Other current assets	10	9,869	6,853	Commitment subject to possible redemption	20(c)	183,950	234,145
				Other current liabilities	17	41,483	7,652

Current assets		372,428	479,636	Current liabilities		315,978	338,000

Accounts receivable	8	17,689	6,254	Personnel liabilities	15	2,237	1,724
Project advances	9	1,153	947	Consideration payable on acquisition	20(b)	34,491	33,414
Deferred tax assets	18	14,266	1,749	Carried interest allocation	22(b)	5,186	2,080
Other non-current assets	10	2,425	1,948	Gross obligation under put option	20(d)	85,354	73,428
Long-term investments	12(b)	53,364	35,257	Other non-current liabilities	17	13,006	14,134
Derivative financial instruments	12(d)	5,450	6,322
Investments in associates	12(c)	721	7,977	Non-current liabilities		140,274	124,780
Property and equipment	13	23,761	24,627
Intangible assets	14	438,381	411,521
Non-current assets		557,210	496,602	Total liabilities		456,252	462,780

				Capital	28(a)	15	15
				Additional paid-in capital	28(b)	495,310	485,180
				Capital reserves	28(d)	2,469	1,495
				Retained earnings		33,270	77,576
				Cumulative translation adjustment	28(f)	(16,877)	(11,478)
				Equity attributable to the owners of the Company		514,187	552,788
				Non-controlling interests	28(g)	(40,801)	(39,330)

				Equity		473,386	513,458

Total assets		929,638	976,238	Total liabilities and equity		929,638	976,238
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement
For the nine and three-month period ended September 30, 2023 and 2022
(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month period ended September 30,		Unaudited nine-month period ended September 30,
	Note	2023	2022	2023	2022

Net revenue from services	21	63,536	56,990	215,879	167,596

Personnel expenses	22	(15,833)	(15,827)	(52,813)	(49,659)
Carried interest allocation	22	(98)	-	(11,244)	-
Deferred consideration	20(b)	(6,125)	(6,111)	(19,065)	(18,333)
Amortization of intangible assets	23	(5,875)	(4,150)	(16,294)	(12,697)
General and administrative expenses	24	(11,498)	(8,126)	(30,609)	(24,460)
Other income/(expenses)	25	(6,819)	(6,282)	(19,453)	(13,527)
Share of equity-accounted earnings	12(c)	(42)	(652)	(575)	(1,649)
Net financial income/(expense)	26	1,040	(423)	1,491	6,223

Net Income before income tax		18,286	15,419	67,317	53,494

Income tax	27	553	(2,200)	5,107	(6,053)

Net income for the period		18,839	13,219	72,424	47,441
Attributable to:
Owners of the Company		18,468	12,221	71,412	46,443
Non-controlling interests	28(g)	371	998	1,012	998

Basic earnings per thousand shares	28(e)	0.12460	0.08303	0.48263	0.31552
Diluted earnings per thousand shares	28(e)	0.12455	0.08303	0.48167	0.31552

The accompanying notes are integral parts of these consolidated financial statements. Refer to note 2(c) for change in presentation of Consolidated Income Statement.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income
For the nine and three-month period ended September 30, 2023 and 2022
(In thousands of United States dollars - US$)

	Unaudited three-month period ended September 30,		Unaudited nine-month period ended September 30,
	2023	2022	2023	2022

Net income for the period	18,839	13,219	72,424	47,441
Items that will be reclassified to the income statement:
Currency translation adjustment	(18,479)	(4,401)	(5,399)	(16,455)
Currency translation adjustment – non-controlling interests	1,824	(1,329)	(3,418)	(1,329)

Total comprehensive income	2,184	7,489	63,607	29,657
Attributable to:
Owners of the Company	(11)	7,820	66,013	29,988
Non-controlling interests	2,195	(331)	(2,406)	(331)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Changes in Equity
For the nine-month period ended September 30, 2023 and 2022
(In thousands of United States dollars - US$)

		Attributable to owners
	Note	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-c ontrolling interests	Total Equity

Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	-	564,285

Cumulative translation adjustment		-	-	-	-	(16,455)	(16,455)	(1,329)	(17,784)
Net income for the period		-	-	-	46,443	-	46,443	998	47,441
Dividends declared and paid	28(c)	-	-	-	(78,159)	-	(78,159)	-	(78,159)
Share based incentive plan	28(d)	-	-	516	-	-	516	-	516
Non-controlling interests on acquisition of subsidiaries								13,729	13,729
Gross obligation under put option								(55,588)	(55,588)

Balance at September 30, 2022 (unaudited)		15	485,180	1,280	56,232	(26,077)	516,630	(42,190)	474,440

Balance at December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458

Cumulative translation adjustment		-	-	-	-	(5,399)	(5,399)	(3,418)	(8,817)
Net income for the period		-	-	-	71,412	-	71,412	1,012	72,424
Dividends declared	28(c)	-	-	-	(115,718)	-	(115,718)	(2,677)	(118,395)
Share based incentive plan	28(d)	-	-	974	-	-	974	-	974
Capital contributions received	28(g)	-	-	-	-	-	-	3,612	3,612
Capital issuance	28(a)	-	10,130	-	-	-	10,130	-	10,130

Balance at September 30, 2023 (unaudited)		15	495,310	2,469	33,270	(16,877)	514,187	(40,801)	473,386
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Cash Flows
For the nine-month period ended September 30, 2023 and 2022
(In thousands of United States dollars - US$)

		Unaudited nine-month period ended September 30,
	Note	2023	2022
Cash flows from operating activities
Net income for the period		72,424	47,441
Adjustments to net income for the period
Depreciation expense		3,613	2,761
Amortization expense	23	16,294	12,697
Net financial investment income	26	(1,674)	(1,570)
Unrealized (gains)/losses on long-term investments	26	7,487	(4,336)
Unrealized (gains)/losses on derivative financial instruments		877	(2,121)
Unrealized (gains)/losses on asset-linked receivable		(7,929)	-
Contingent consideration adjustments	25	3,746	2,880
Gross obligation under put - unwinding	25	6,726	-
Deferred consideration adjustments	25	788	-
Gain on associate derecognition	25	(4,199)	-
Interest expense on lease liabilities	26	965	1,303
Transaction costs allocated - SPAC		-	315
Deferred income taxes expense	27	(12,590)	1,059
Current income taxes expense	27	7,483	4,994
Share of equity accounted earnings	12(c)	575	1,649
Share based incentive plan	22	974	516
Other non-cash effects		434	20

Changes in operating assets and liabilities
Accounts receivable		(15,613)	12,217
Projects advances		(5,634)	(4,326)
Recoverable taxes		3,297	(1,825)
Personnel and related taxes		(10,303)	(19,999)
Carried interest allocation		2,281	(9,341)
Unearned Revenues		29,326	30,559
Deferred consideration payable on acquisition	20(b)	18,334	18,333
Taxes payable and deferred taxes		(1,471)	(6,216)
Payment of income taxes		(2,370)	(187)
Other assets and liabilities		3,441	3,530
Net cash provided by operating activities		117,282	90,353

Cash flows from investing activities
Decrease (increase) in short term investments		26,155	74,169
Decrease (increase) in long-term investments		(9,320)	(17,181)
Payment of acquisition payable		-	(16,437)
Investment into SPAC trust account		(1,200)	(236,900)
Proceeds from redemptions from the SPAC trust account		65,164	-
Disposal/(Acquisition) of property and equipment	13	(1,017)	(8,825)
Acquisition of software and computer programs	14	(895)	(614)
Acquisition of investments in associates	12(c)	-	(7,789)
Acquisition of contractual rights – Blue Macaw	14	(4,370)	-
Acquisition of contractual rights – Bari		(1,876)	-
Acquisition of subsidiaries net of cash acquired	29	(1,846)	(10,215)

Net cash provided/(used) by investing activities		70,795	(223,792)

Cash flows from financing activities
IPO proceeds – SPAC	5(a)	-	230,000
IPO transaction costs – SPAC		-	(4,665)
Redemptions from SPAC shareholders	20(c)	(65,164)	-
Dividends paid to the Company’s shareholders	28(c)	(115,718)	(78,159)
Dividends paid to non-controlling interests in subsidiaries		(1,970)	-
Capital contributions received from NCI shareholders		3,068	-
Payment of acquisition payable	20(b)(v)	(14,684)	-
Lease payments	20(a)	(1,591)	(1,260)
Interest paid on lease liabilities	20(a)	(965)	(1,303)
Net cash (used)/provided by financing activities		(197,024)	144,613

Foreign exchange variation on cash and cash equivalents in foreign currencies		(43)	(644)

(Decrease)/Increase in cash and cash equivalents		(8,990)	10,530
Cash and cash equivalents at the beginning of the period	6	26,519	15,264
Cash and cash equivalents at the end of the period	6	17,529	25,794
(Decrease)/Increase in cash and cash equivalents		(8,990)	10,530
Non-cash operating and investing activity
Addition and disposal of right of use assets		1,186	1,330
Addition of placement agents		4,385	-
Class A common shares issued		10,130	-
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,086	-
Gross obligation raised under put option		-	60,866
Consideration payable on acquisition		3,452	-
Interest earned on SPAC trust account subject to redemption		7,603

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2023 and December 31, 2022 and for the nine and three-month periods ended September 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and transferred its registration and domicile to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares are trading on the Nasdaq Global Select Market ("NASDAQ-GS") under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.5% of the Company's common shares as of September 30, 2023 (December 31, 2022: 55.95%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. The Group has a wide range of investment products, including private equity funds, infrastructure development funds, co-investment funds, constructivist equity funds, credit funds, real estate funds and venture capital funds.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

These unaudited condensed consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2023 and 2022 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2023 and December 31, 2022 and for the nine and three-month periods ended September 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022 (the “Annual Financial Statements).

The board of directors approved the unaudited condensed consolidated interim financial statements on November 23, 2023.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency of the Company’s subsidiaries into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company’s subsidiaries, refer to note 5.

c.	Change in unaudited condensed consolidated interim Income Statement presentation

The Group has revised the presentation of its Condensed Consolidated Interim Income Statement in accordance with IAS 1. Previously, the Condensed Consolidated Interim Income Statement provided a classification of expenses based on its function within the Company. Management has concluded that a classification of expenses based on its nature provides a more meaningful representation of the financial performance of the Group.

This change in presentation has no impact on the Group’s prior periods reported net income, earnings per share, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity.

d.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the unaudited condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Annual Financial Statements.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, and advisory and distribution.

4	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Annual Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

5	Group Structure

a.	Consolidation and subsidiaries

The unaudited condensed consolidated financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

			Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
					September 30, 2023	December 31, 2022
Subsidiaries		Principal Activities
Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A. (formerly Patria Investments Uruguay S.A.)		Advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	(g)	Advisory, investor relations & marketing	CH	CLP	-	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%

PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(a)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria KMP Cayman I	(f)	Holding	KY	USD	-	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(b)	Asset management	BR	BRL	50.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda		Administration	BR	BRL	50.00%	50.00%
BREOF Partners Ltda		Holding	BR	BRL	50.00%	50.00%
VBI ND Empreendimentos Imobiliários Ltda	(g)	Dormant	BR	BRL	-	50.00%
VBI ND II Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(h)	Asset management	BR	BRL	50.00%	-
Igah Partners LLC	(c)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	US	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC General Partner IV, Ltd.		Holding	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(b)	Holding	UY	USD	98.90%	100.00%
Patria Private Equity Latam S.A.S	(d)	Holding	UY	USD	100.00%	-
Patria Fund Advisor Ltd.	(d)	Dormant	KY	USD	100.00%	-
PPE Fund VII, SLP, LP	(d)	Carry vehicle	KY	USD	100.00%	-
NewCo BlueMacaw Partner Ltda.	(e)	Holding	BR	BRL	100.00%	-
BlueMacaw S.A.	(e)	Holding	BR	BRL	100.00%	-
VBI Asset Management Ltda.	(e)	Asset management	BR	BRL	100.00%	-
KMP I Holding	(f)	Holding	KY	USD	100.00%	-
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin”)	(f)	Asset management	BR	BRL	100.00%	40%
Hanuman GP Cayman, LLC (“Hanuman”)	(f)	Asset management	KY	USD	100.00%	40%
Pat HoldCo Mexico S. de R.L. de C.V.	(d)	Holding	MX	MXN	100.00%	-
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(d)	Holding	MX	MXN	100.00%	-
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(d)	Holding	MX	MXN	100.00%	-
Patria Real Estate II Ltd.	(d)	Holding	KY	USD	100.00%	-
Patria Investments Argentina S.A.	(d)	Holding	AR	ARS	100.00%	-
PI Fund V SLP, L.P.	(d)	Carry vehicle	KY	USD	100.00%	-

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso,

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina

(a)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.

The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value US$0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for US$11.50 per share, subject to adjustment. The Units were sold at a price of US$10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.

SPAC Class A Ordinary Shares are classified as a liability in accordance with IAS32, Financial Instruments: Presentation, and based on the terms of the issuance that permits redemption by holders of SPAC Class A Ordinary Shares.

Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except when not permitted by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(c).

On June 12, 2023, the PLAO held an extraordinary general meeting of the PLAO’s shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, PLAO’s shareholders approved amendments to PLAO’s Amended and Restated Memorandum and Articles of Association to extend the termination date by which PLAO has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024, in addition to other proposals. Accordingly, PLAO now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A Ordinary Shares exercised their right to redeem their shares. Following such redemptions, 16,880,481 SPAC Class A Ordinary Shares will remain outstanding. Following the withdrawals from the SPAC’s trust account in connection with redemptions, it is expected that approximately US$179.8 million will remain in the SPAC’s trust account of the approximate US$ 244.9 million that was in the SPAC’s trust account prior to such redemptions. From the date of approval and recurring monthly thereafter until the earlier of the completion of a business combination or liquidation date, the SPAC Sponsor will also deposit into the SPAC’s trust account an aggregate of US$ 0.3 million to execute the extension of the termination date of PLAO. The purpose of the extension is to provide time for PLAO to complete a business combination. Per the terms of the approved extension amendment proposal, if PLAO completes a business combination, it will, at the option of the SPAC Sponsor, repay the amounts loaned under the promissory note or convert a portion of all of the amounts loaned under such a promissory note into warrants, which warrants will be identical to the private placement warrants.

Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a).

As of September 30, 2023, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company.

(b)	In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control and total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(e) below.

(c)	Igah Partners LLC (“Igah Ventures” or “Igah”): a subsidiary of the Group acquired through a business combination and serves as manager of venture capital related funds.

(d)	Newly incorporated subsidiaries without assets, liabilities or operations.

(e)	On April 3, 2023, VBI acquired a 100% beneficial interest in Blue Macaw (NewCo BlueMacaw Partners Ltda., BlueMacaw S.A. and VBI Asset Management Ltda., collectively) for US$ 4.4 million (BRL 22.2 million) in cash. The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI.

The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired. On acquisition date, the Group recorded US$ 4.4 million in intangible assets related to contractual rights from the asset acquisition. The other assets and acquired and liabilities assumed were not significant.

In addition to the upfront payments made by VBI upon closing, the Group has a call option to acquire the remaining interest in Patria Real Estate Latam S.A.S. For the three-month period ending June 30, 2023, the first tranche of the call option was exercised and US$ 0.7 million recorded as an equity-linked compensation cost included under deferred consideration in acquiring a part of the interest of the remaining minority interest held in Patria Real Estate Latam S.A.S. (note 20(b)(v).

The remaining call option arrangements in the form of contingent payments (2026 and 2028 exercise period) are subject to certain financial metrics and performance criteria in 2026 and 2028.

(f)	On April 12, 2023, the Group acquired control of Kamaroopin (Kamaroopin Gestora de Recursos Ltda. and Hanuman GP Cayman, LLC collectively) by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 29 (a)).

(g)	Entity with limited or no activity that was dissolved during 2023 and had no significant accounting impact.

(h)	On September 1, 2023, the Group closed the acquisition of Bari Gestao De Recursos Ltda. (“Bari”) (renamed to VBI Securities Ltda), a subsidiary of the Group as an asset acquisition for US$ 4.6 million (BRL 22.5 million) cash settled equally between non-controlling interest shareholders of VBI and the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired.

6	Cash and cash equivalents

	September 30, 2023	December 31, 2022
Cash at bank and on hand	12,842	21,372
Short-term deposits (a)	260	3,379
Shares of mutual funds (a)	4,427	1,768
Cash and cash equivalents	17,529	26,519

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	September 30, 2023	December 31, 2022
Client funds on deposit	9,368	22,490
Other receivables from clients (a)	1,718	1,149
Client funds on deposit and other receivables	11,086	23,639

	September 30, 2023	December 31, 2022
Client funds payable (a)	11,086	23,639
Client funds payable	11,086	23,639

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented.

The Group may renegotiate some trade receivables as needed based on estimated realization dates of investments funds. While this renegotiation does not have a material impact on the provision for loss, the Group continue to assess each individual receivable in accordance with the requirements of IFRS 9 to ensure that its credit risk assessment remains appropriate and up-to-date.

	September 30, 2023	December 31, 2022
Current (a)	114,815	125,405
Non-current (b)	17,689	6,254
Accounts receivable	132,504	131,659

(a)	Current balances include US$ 11.4 million and US$ 58.8 million renegotiated in the nine-month period ending September 30, 2023 and for the year ending December 31, 2022 respectively related to past management fees due. All renegotiated balances are expected to be recovered during the next twelve months.

(b)	The non-current balances as of September 30, 2023 are performance fees receivable from Patria Infrastructure Fund III in 2024 of $ 9.8 million, and a receivable from Patria Private Equity Fund V (“PE V”) as disclosed under long term investments in note 12 (b). No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material.

9	Project advances

	September 30, 2023	December 31, 2022
Current	11,206	5,693
Non-current	1,153	947
Project advances	12,359	6,640

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	September 30, 2023	December 31, 2022
Advances to employees	3,313	2,585
Prepaid expenses (a)	6,386	3,806
Other current assets	170	462
Other current assets	9,869	6,853

Prepaid expenses (a)	219	95
Deposit/guarantee on lease agreements (b)	1,815	1,782
Other non-current assets	391	71
Other non-current assets	2,425	1,948

(a)	Prepaid expenses are composed mainly of IT services paid in advance and technical support services. These items will be recorded as general and administrative expenses in the period they are related to.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

11	Recoverable Taxes

	September 30, 2023	December 31, 2022
Income tax recoverable	2,305	5,259
Other recoverable taxes	103	413
Recoverable Taxes	2,408	5,672

Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.

12	Investments

a.	Short-term investments

	September 30, 2023	December 31, 2022
Securities (a)	21,565	45,544
Investments held in trust account (b)	183,950	240,311
Short-term investments	205,515	285,855

(a)	Securities are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities, with maturities below 90 days.

b.	Long-term investments

	September 30, 2023	December 31, 2022

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	18,106	14,777
Lavoro Agro Limited (b)	15,740	-
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	9,446	9,463
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	1,974	4,427
Patria Infra Energia Core FIP EM Infraestrutura	4,272	4,184
Simba Fundo De Investimento Multimercado	1,009	-
Other investments	2,817	2,406
Long-term investments	53,364	35,257

Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of September 30, 2023, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a), (b) and (c) below) range from 0.00005% to 5.7% (December 31, 2022: 0.00006% to 13.2%).

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of September 30, 2023, this fund has an investment interest of 26.1% (December 31, 2022: 22.1%) in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. The Group subsequently transferred the respective shares to the investment fund, recognizing a related receivable. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, TPB Acquisition Corporation I. The investment fund subsequently distributed these shares to the Group to settle the related receivable and a portion of performance fees (total fair value of US$ 23.7 million representing US$ 8.2 million for settlement of the receivable and US$ 15.5 million in performance fees). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of September 30, 2023, the receivable from the investment fund amounts to US$ 7.9 million for the commitment to cover the spread.

(c)	The Group has committed approximately 24% of the capital of KMP Growth Fund II. As of September 30, 2023, KMP Growth Fund II held a direct 10% interest in portfolio company (December 31, 2022: 10%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 28.2% interest in portfolio company Zenklub Serviços Ltda and 27.9% indirect interest in portfolio company Consorciei Participações SA (“Consorciei”). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.7% of the net asset value as of September 30, 2023 and 13.2% as of December 31, 2022), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	Following is the breakdown of long-term investments by region:

	September 30, 2023	December 31, 2022

Brazil	51,423	33,490
Other	1,941	1,767
Balance	53,364	35,257

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments

c.	Investments in associates

Set out below are the entities of the Group as of September 30, 2023 and December 31, 2022. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held – there being no change in interest held since acquisition.

Entity	December 31, 2022	Changes in Equity	Equity in earnings	Associate derecognized	Other comprehensive income	September 30, 2023
Equity-accounted method
Investment in associate (a)	7,977	191	(575)	(6,931)	59	721

The share of profits/(losses), brand and non-contractual customer relationship amortization include the impact from Kamaroopin, previously recognized as an investment in associate up until control was acquired on April 12, 2023 (note 29).

Share of equity-accounted earnings
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Brand amortization*	-	(18)	(9)	(50)
Non-contractual customer relationships amortization*	-	(555)	(572)	(1,520)
Share of profits or (losses) from associates	(42)	(79)	6	(79)
Total	(42)	(652)	(575)	(1,649)

*Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings in the unaudited condensed consolidated income statement.

(a)	Associate is composed of a single investee:

Uliving Holding S.A. incorporated in Brazil (40% of the total and voting capital as of September 30, 2023 and 36.7% as of December 31, 2022) represents an investment in associate of VBI and its main economic activity is holdings of non-financial institutions.

d.	Derivative financial instruments

The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:

•	Forward exchange contracts – at the market quotation value and the installments receivable or payable are prefixed to a future date, adjusted to present value based on market rates.

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date.

•	Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value has been measured based on the listed market price of such warrants.

Forward exchange contracts

The Group has previously entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. As of September 30, 2023 (see below table for December 31, 2022) there are no open forward exchange contracts.

VBI – option arrangements

The business combination with VBI includes a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to a pre-determined formula based on the value of VBI’s fee earning assets under management (“AUM”) on the exercise date and adjusted for interest.

The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value).

In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the VBI Option arrangements is detailed below:

•	The VBI call option shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).

•	The VBI put option shall only be exercisable between the first business day after the third anniversary of the closing date (inclusive) and the fourth anniversary of the closing date (inclusive).

The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.

The fair value of the VBI Option arrangements is included as part of the consideration of the business combination and the VBI put option is accounted as a financial liability recognized initially at the present value of the redemption amount payable on exercise of the VBI put option by non-controlling shareholders and subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost.

The Group used the Monte Carlo model to estimate the fair value associated with the VBI Option arrangements at acquisition date. The Group recognized a financial asset amounting to US$ 6.1 million at acquisition date (July 1, 2022), based on the projected AUM of VBI during periods when the VBI Option arrangements can be exercised.

Igah IV – option arrangements

The business combination with Igah IV, includes a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investments fund’s final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements

The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 65% of the total value).

In addition, the Group granted a put option arrangement (“Igah put option”) to the selling shareholders of Igah IV. It is exercisable on the same terms and method of settlement as the Igah call option at specified future dates (see below) at the discretion of selling shareholders and upon expiry of the Igah call option mentioned above. The financial implications of the Igah put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the Group’s Igah Option arrangements is detailed below:

•	The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).

•	The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

The Group applied the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10, since, in substance, the Group acquired control of Igah IV, as it will act as a principal in the management of the investment funds, hold decision making rights that provide the Group with the current ability to direct the relevant activities of Igah IV and exposure to the majority of variable compensation arising from Igah IV’s activities.

The present value on acquisition date of the redemption amounts payable on exercise of the Igah put option is included as part of the consideration of the business combination and accounted for as a financial liability. The financial liability is subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost. The Igah call option is ignored and not accounted for in accordance with IFRS 9 since, as described above, in substance, the Group effectively acquired this interest on the acquisition date.

SPAC – warrant liabilities

On March 14, 2022 PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the SPAC and not placed in the trust account.

The Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s Condensed Consolidated Income Statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group expects to be zero.

The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of September 30, 2023 and December 31, 2022, 11,500,000 Warrants were in issue by PLAO.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.

PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00:  Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;

•	if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.

No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, notional value (representing the exercise price in US Dollars as of reporting date if all financial instruments are exercised) fair value and maturity as of September 30, 2023.

Derivative financial instruments	September 30, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
VBI Call option	90,335	5,450	100	-	-	5,450
Total	90,335	5,450	100	-	-	5,450

Liabilities
Warrants	132,250	666	100	-	666	-

Total	132,250	666	100	-	666	-

Derivative financial instruments	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
VBI Call option	86,698	6,322	100	-	-	6,322
Total	86,698	6,322	100	-	-	6,322

Liabilities
Warrants	132,250	1,011	96	-	1,011	-
Forward exchange contracts	4,210	42	4	42	-	-
Total	136,460	1,053	100	42	1,011	-

i.	Upon completion of the pending SPAC business combination, the notional value attributed to the Group’s warrants will be reallocated to the new entity. The exercise of these warrants may subsequently yield proceeds to the new entity in exchange for shares in the new entity. The Group’s stake in the new entity will be contingent on the finalized post-combination structure.

13	Property and equipment

Changes in cost		Nine-month period ended September 30, 2023
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,734	87	(3)	-	10	1,828
Building improvements	11,259	1,081	(183)	-	133	12,290
Office equipment	5,354	180	(145)	19	119	5,527
Right-of-use assets (a)	18,122	1,186	-	-	(28)	19,280

Total - Cost of fixed assets	36,469	2,534	(331)	19	234	38,925

Changes in accumulated depreciation		Nine-month period ended September 30, 2023
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,161)	(115)	2	-	(2)	(1,276)
(-) Building improvements	(4,516)	(754)	176	-	(69)	(5,163)
(-) Office equipment	(3,332)	(473)	142	(4)	(71)	(3,738)
(-) Right-of-use assets (a)	(2,833)	(2,271)	-	-	117	(4,987)

Total - Accumulated depreciation	(11,842)	(3,613)	320	(4)	(25)	(15,164)
Property and equipment, net	24,627	(1,079)	(11)	15	209	23,761

Changes in cost		Nine-month period ended September 30, 2022
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,434	200	-	53	(88)	1,599
Building improvements	7,460	7,218	-	238	(796)	14,120
Office equipment	3,561	1,407	-	150	(160)	4,958
Right-of-use assets (a)	12,624	6,060	(4,730)	521	(1,112)	13,363

Total - Cost of fixed assets	25,079	14,885	(4,730)	962	(2,156)	34,040

Changes in accumulated depreciation		Nine-month period ended September 30, 2022
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(120)	-	(53)	52	(1,040)
(-) Building improvements	(3,559)	(598)	-	(71)	228	(4,000)
(-) Office equipment	(2,724)	(294)	-	(99)	100	(3,017)
(-) Right-of-use assets (a)	(4,469)	(1,749)	4,442	(200)	(11)	(1,987)

Total - Accumulated depreciation	(11,671)	(2,761)	4,442	(423)	369	(10,044)
Property and equipment, net	13,408	12,124	(288)	539	(1,787)	23,996

(*) CTA – Cumulative translation adjustment

As of September 30, 2023 and December 31, 2022 there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 20 (a)).

(b)	Following is the breakdown of the total Property and equipment assets by region:

	September 30, 2023	December 31, 2022

Brazil	8,843	8,580
Cayman Islands	1,763	1,350
Chile	7,003	7,933
United Kingdom	1,791	2,071
United States of America	3,826	3,995
Other	535	698
Balance	23,761	24,627

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

14	Intangible assets and goodwill

Changes in costs			Nine-month period ended September 30, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

Placement agents (a)	42,148	4,385	(3,308)	-	235	43,460
Contractual rights (b)	44,156	8,932	-	-	(69)	53,019
Non-contractual customer relationships (c)	110,591	-	-	10,560	(1,377)	119,774
Software	3,515	895	(3)	-	(28)	4,379
Brands (c)	19,075	-	-	868	(324)	19,619
Goodwill (d) and (e)	276,819	-	-	20,894	(2,737)	294,976

Total - Cost of intangible assets	496,304	14,212	(3,311)	32,322	(4,300)	535,227

Changes in accumulated amortization			Nine-month period ended September 30, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	Subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(32,503)	(1,388)	3,308	-	(51)	(30,634)
(-) Contractual rights (b)	(36,577)	(2,244)	-	-	(9)	(38,830)
(-) Non-contractual customer relationships (c)	(10,653)	(9,424)	-	-	808	(19,269)
(-) Software	(1,539)	(552)	-	-	(10)	(2,101)
(-) Brands (c)	(3,511)	(2,686)	-	-	185	(6,012)

Total - Accumulated amortization	(84,783)	(16,294)	3,308	-	923	(96,846)

Intangible assets, net	411,521	(2,082)	(3)	32,322	(3,377)	438,381

Changes in costs		Nine-month period ended September 30, 2022
	Opening					Closing
	balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Balance

Placement agents (a)	36,804	-	(50)	-	40	36,794
Contractual rights (b)	44,156	-	-	-	-	44,156
Non-contractual customer relationships (c)	84,705	-	-	23,246	(5,996)	101,955
Software	1,848	614	-	264	(133)	2,593
Brands (c)	15,428	-	-	3,617	(1,094)	17,951
Goodwill (d) and (e)	242,891	-	-	15,474	(9,732)	248,633

Total - Cost of intangible assets	425,832	614	(50)	42,601	(16,915)	452,082

Changes in accumulated amortization		Nine-month period ended September 30, 2022
	Opening					Closing
	balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(30,996)	(1,080)	-	-	(26)	(32,102)
(-) Contractual rights (b)	(34,051)	(1,894)	-	-	-	(35,945)
(-) Non-contractual customer relationships (c)	(785)	(7,140)	-	-	535	(7,390)
(-) Software	(839)	(294)	-	(264)	133	(1,264)
(-) Brands (c)	(253)	(2,289)	-	-	170	(2,372)

Total - Accumulated amortization	(66,924)	(12,697)	-	(264)	812	(79,073)

Intangible assets, net	358,908	(12,083)	(50)	42,337	(16,103)	373,009

As of September 30, 2023 and 2022, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of September 30, 2023, is expected to be amortized as shown below:

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Placement agent fees	856	2,120	2,039	1,246	1,244	1,184	1,108	1,108	1,108	813	12,826

Contractual rights refer to:

(b)	contractual rights from investment funds recognized from the asset acquisition transaction of Blue Macaw and Bari

Inputs to determine fair value of Blue Macaw and Bari contractual rights
	Blue Macaw	Bari
Forecast period	April 3, 2023 – December 31, 2031	September 1, 2023 – December 31, 2031
Consumer price index	2%-4.52%	2.06%-3.05%
IPCA – Broad National Consumer Price Index	4%-5.96%	3.5%-4.92%
Selic	8.75%-12.75%	8.5%-11.75%

Intangible asset	Amortization period
	Blue Macaw	Bari
Contractual rights	3-20 years	17 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Blue Macaw	Kamaroopin	Bari
Non-contractual customer relationships	9 years	29 years	5 years	-	5 years	-
Brands	5 years	8 years	-	-	8 years	-

(d)	The goodwill recognized on the acquisition of VBI and Kamaroopin are not deductible for tax purposes and until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

All goodwill recognized during 2023 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value-in-use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of September 30, 2023, there were no indicators of a potential impairment of goodwill.

There were no significant changes to assumptions between acquisition dates for VBI (July 1, 2022), Igah (November 30, 2022) and most recent impairment test for Moneda (December 31, 2022) and September 30, 2023. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

For the nine-month period ending September 30, 2023, goodwill was recognized from acquiring control of Kamaroopin according to the following inputs:

Inputs to determine fair value of Kamaroopin goodwill
Kamaroopin and Hanuman
Forecast period	April 12, 2023 - December 31, 2031
Annual inflation rate – Brazil	4.00% - 5.96%
Annual inflation rate – United States of America	1.97% - 3.84%
Discount rate	15.9% - 18.8%
Tax rate	34%

During the period ended March 31, 2023, the provisional purchase price allocation for the acquisition of VBI and Igah was updated during the measurement period. As a result of adjustments made to the purchase consideration to the fair value of preferred dividends payable and the fair value of Igah Option arrangements, the carrying amount of goodwill was increased (as disclosed in note 29).

Goodwill from acquisitions of subsidiaries and adjustments during measurement period are composed of the following during the nine-month period ending September 30, 2023:

	December 31, 2022	Nine-month period ending September 30, 2023	Total goodwill acquired

VBI	15,474	1,966	17,440
Igah	18,551	2,455	21,006
Kamaroopin	-	16,473	16,473
Balance	34,025	20,894	54,919

(e)	The following reflects the composition of goodwill included in intangible assets allocated per acquisition

	September 30, 2023	December 31, 2022

Moneda	239,065	242,508
VBI	18,508	15,760
Igah	21,006	18,551
Kamaroopin	16,397	-
Balance	294,976	276,819

(f)	The following is the breakdown of intangible assets by region:

	September 30, 2023	December 31, 2022

Brazil*	66,714	43,762
Cayman Islands	239,621	224,486
Chile **	121,541	132,520
United States of America	10,500	10,747
Other	5	6
Balance	438,381	411,521

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI and Kamaroopin (excluding Hanuman).

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

15	Personnel and related taxes payable

	September 30, 2023	December 31, 2022
Personnel and related taxes	1,364	3,280
Accrued vacation and related charges	3,501	2,563
Employee profit sharing (a)	10,438	20,321
Officers’ fund (note 31 (b))	-	912
Personnel and related taxes payable - current liabilities	15,303	27,076

Officers’ fund (note 31 (b))	-	350
Strategic bonus (b)	2,237	1,374
Personnel - non-current liabilities	2,237	1,724

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the Condensed Consolidated Income Statement. The balance on December 31, 2022 of US$ 20,321 was fully settled by February 28, 2023.

(b)	The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service for 5 years. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients with settlement expected in 2026.

16	Taxes payable

	September 30, 2023	December 31, 2022
Taxes on revenues	994	275
Income taxes	-	445
Other taxes payable	275	158
Taxes payable	1,269	878

17	Other liabilities

	September 30, 2023	December 31, 2022

Unearned Revenue (c)	29,326	-
Suppliers	7,088	3,256
Lease liabilities (a)	2,875	2,243
Dividends payable (b)	1,822	2,085
Other current liabilities	372	68
Other current liabilities	41,483	7,652

Lease liabilities (a)	12,737	13,851
Other non-current liabilities	269	283
Other non-current liabilities	13,006	14,134

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 20.

(b)	Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on September 30, 2023.

(c)	Unearned revenues relate to management fees of the funds located in the Cayman Islands that have been billed but services are expected to be rendered from October through December 2023.

18	Deferred taxes

Deferred tax assets	December 31, 2021	(Charged)/credited		September 30, 2022	December 31, 2022	(Charged)/credited		September 30, 2023
		to profit or loss	directly to equity / CTA			to profit or loss	directly to equity / CTA

Derivative options (a)	-	-	-	-	6	9,508	(23)	9,491
Employee profit sharing provision and other personnel accruals (b)	3,998	(1,071)	8	2,935	4,769	(1,037)	68	3,800
Deferred tax on intangible assets from business combination	-	-	-	-	776	711	32	1,519
Business combination – earnout	-	-	-	-	191	319	7	517
Tax losses	-	81	(12)	69	75	(33)	4	46
Tax on Accrual for expenses	108	(43)	22	87	41	(23)	1	19
Tax depreciation of fixed assets	(275)	(225)	30	(470)	(558)	51	8	(499)
Deferred tax on performance fees - IFRS 15	(123)	(28)	(12)	(163)	(3,581)	3,089	(158)	(650)
Gain from bargain purchase	(158)	10	17	(131)	(142)	29	-	(113)
Impact of IFRS 16	(93)	142	(13)	36	176	(5)	(6)	165
Other	(11)	75	(258)	(194)	(4)	(19)	(6)	(29)

Net deferred tax assets	3,446	(1,059)	(218)	2,169	1,749	12,590	(73)	14,266

(a)	Deferred tax on temporary differences from fair value movements of VBI Option arrangements as a result of changes in unobservable inputs impacting the fair value of the VBI Option arrangements to exercise in order to acquire the non-controlling interest of VBI in accordance with the pre-determined inputs of the VBI Option arrangements. The impact from the movements in fair value impacting deferred tax are derived from the subsidiary of the group holding both VBI call and put option arrangements measured at fair value.

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

19	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.

Taxes

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), became involved in administrative proceedings to defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of September 30, 2023, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 2,961 (US$ 2,602 as of December 31, 2022) and for PINFRA as US$ 3,235 (US$ 2,842 as of December 31, 2022). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as of September 30, 2023 as US$ 4,170 (US$ 3,623 as of December 31, 2022).

During January 2020, PILTDA received infraction notices for an amount as of September 30, 2023 of approximately US$ 6,239 (US$ 5,578 as of December 31, 2022) related to taxes on gross revenue and an amount of approximately US$ 2,393 (US$ 2,148 as of December 31, 2022) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

20	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. The Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement discloses the following amounts relating to leases:

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	September 30, 2023	December 31, 2022
Right-of-use assets	19,280	18,122
(-) Depreciation of right-of-use assets	(4,987)	(2,833)
Right-of-use assets	14,293	15,289

Lease liabilities (other current liabilities)	2,875	2,243
Lease liabilities (other non-current liabilities)	12,737	13,851
Lease liabilities	15,612	16,094

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Depreciation of right-of-use assets	(882)	(591)	(2,271)	(1,749)
Interest on lease liabilities	(306)	(538)	(965)	(1,303)
Principal paid	(864)	(503)	(1,591)	(1,260)

Refer to note 30 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 31 for disclosures on leases with a related party.

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions.

	September 30, 2023	December 31, 2022
Deferred consideration payable – Moneda (i)	26,889	15,889
Contingent consideration payable on acquisition – Moneda (note 30(b))	14,209
Consideration payable on acquisition – Igah (iv)	4,771	4,771
Consideration payable on acquisition – Bari	3,452	-
Consideration payable on acquisition – VBI (iii)	2,400	11,792
Consideration payable on acquisition - Kamaroopin (ii)	955	735

Current liabilities – consideration payable on acquisition	52,676	33,187

Deferred consideration payable (i) – Moneda	17,926	10,592
Contingent consideration payable on acquisition – Moneda (note 30(b))	-	12,891
Contingent consideration payable on acquisition – VBI (note 30(b))	10,391	9,072
Consideration payable on acquisition - Kamaroopin (b)	-	859
Contingent consideration payable on acquisition – Kamaroopin (note 30(b))	6,174	-

Non-current liabilities – consideration payable on acquisition	34,491	33,414

i.	The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 1, 2023 and December 1, 2024 respectively. This expense is recognized as a compensation expense as the employees render services and is not part of the Purchase Price Allocation. For the three-month and nine-month periods ended September 30, 2023 and 2022, deferred consideration expenses in the Group’s Consolidated Income Statement were as a result of the following:

	Three-month period ended September 30, 2023	Nine-month period ended September 30, 2023
Moneda	(6,111)	(18,333)
Blue Macaw (note 5(e))	(14)	(732)
Total deferred consideration	(6,125)	(19,065)

ii.	Consideration payable for the acquisition of the first tranche of Kamaroopin (when acquired as an associate of the Company in 2022) will be paid in the next 12 months.

iii.	The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement.

iv.	Consideration payable for the acquisition of Igah per terms of the purchase agreement consisting of equity consideration in common shares and preferred dividends payable.

v.	Cash Settlements during the nine-month period ending September 2023 and year ending December 31, 2022

Description	September 30, 2023	September 30, 2022
Acquisition payable - Moneda	-	(16,437)
Acquisition payable - Kamaroopin	(998)	-
Acquisition payable - VBI	(13,686)	-
Payment of acquisition payable	(14,684)	(16,437)

Deferred consideration paid – Blue Macaw (note 5(e))	(732)	-

Amounts in relation to Blue Macaw refer to the exercise of a pre-agreed purchase option for an additional stake in a recently acquired asset (note 5(e). This option, referred to as Option 1, was part of the initial acquisition agreement and does not have any performance conditions attached. The expense is recognized as deferred consideration in the Group’s unaudited condensed Consolidated Income Statement due to its non-routine nature and indirect association with a strategic asset acquisition.

c.	SPAC commitments

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of September 30, 2023 was US$ 183.95 million (December 31, 2022: US$ 234.1 million). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Deferred share issuance expenses for the nine-month and three-month period ending September 30, 2023 amounted to US$ 6.2 million and US$ nil respectively (US$ 3.5 million and US$ 7.1 million for the three-month and nine-month period ending September 30, 2022) in other offering costs which were expensed.

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and has no impact on the Group’s condensed consolidated cash flow statement during the period which will be settled upon any redemptions:

Commitment subject to possible redemption
Balance at December 31, 2021	-
Commitment subject to possible redemption raised	220,458
IPO expenses – SPAC	10,325
Interest earned on trust account	3,362
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	6,166
Interest earned on trust account	7,603
Deposits	1,200
Redemptions	(65,164)
Balance at September 30, 2023	183,950

d.	Gross obligation under put option

i.	VBI –Option arrangements

The business combination with VBI (as disclosed in notes 12(d)), included VBI Option arrangements with the non-controlling shareholders, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the VBI Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the VBI Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability is closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

ii.	Igah IV –Option arrangements

The business combination with Igah IV (as disclosed in notes 12(d)), included Igah Option arrangements with the selling shareholders of Igah IV, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the Igah Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of Igah IV during periods when the Igah Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

In addition, the selling shareholders of Igah IV are entitled to any dividends from the acquisition date because of equity consideration using Class A common shares to settle the Igah Option arrangement.

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the private equity and venture capital industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

Movements during the period on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

	Purchase commitments for minority interests shares
	Note	VBI	Igah IV	Total
Balance at December 31, 2022		65,544	7,884	73,428
Cumulative translation adjustment		2,745	-	2,745
Purchase price allocation adjustments		-	2,455	2,455
Gross obligation adjustments	25(b)	5,962	764	6,726
Balance at September 30, 2023		74,251	11,103	85,354

e.	Long-term borrowings

On September 1, 2023, Patria Finance Limited (the “Borrower”), a subsidiary of the Group entered into an unsecured loan agreement with Banco Santander, S.A. (the “Lender”) for a total amount of US$ 100 million (the “Loan Facility”). The Loan Facility is guaranteed by the Company and is subject to certain covenants.

As of September 30, 2023, there has been no disbursement or financing called from the Loan Facility. The Group has until the first anniversary of the closing of the Loan Facility to utilize any financing.

Should the Group utilize the Loan Facility, the term of the Loan Facility is until September 1, 2028 and carries an interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 2.6%.

The loan agreement includes covenants related to the AUM of the guarantor and total debt to fee related earnings ratio.

As of September 30, 2023, there has been no disbursement or financing called from the Loan Facility.

The transaction costs associated with this loan include a commitment fee of 1% is applicable for the first two calendar quarters following loan origination, and a fee of 1.65% per annum is charged for unused commitment for the last two quarters.

The loan will be initially measured at fair value minus transaction costs and subsequently measured at amortized cost in accordance with IFRS 9.

The Company manages its exposure to credit risk arising from the Loan Facility by monitoring compliance with loan covenants on a regular basis.

21	Revenue from services

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Revenue from management fees	63,510	57,436	185,368	167,626
Revenue from incentive fees	33	111	142	211
Revenue from performance fees (a)	286	42	33,231	75
Fund fees	63,829	57,589	218,741	167,912

Revenue from advisory and other ancillary fees	1,065	464	2,055	2,469

Total gross revenue from services	64,894	58,053	220,796	170,381

Taxes on revenue – management fees and other	(1,326)	(1,053)	(3,813)	(2,742)
Taxes on revenue – performance fees	(32)	(10)	(1,104)	(43)
Taxes on revenue	(1,358)	(1,063)	(4,917)	(2,785)
Net revenue from services	63,536	56,990	215,879	167,596

The following is a breakdown of revenue by region (b):
Brazil	12,493	9,270	32,985	21,933
British Virgin Islands	-	-	23	3,182
Cayman Islands	35,272	35,375	140,476	102,929
Chile	14,429	11,870	38,745	37,916
United States of America	1,342	475	3,650	1,636
Net revenue from services	63,536	56,990	215,879	167,596

(a)	Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Amounts of US$ 15.5 million and $17.5 million are included under performance fees from PE V relating to the Lavoro transaction (note 12(b) and Patria Infrastructure Fund III for the nine-months ended September 30, 2023.

(b)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

22	Personnel expenses and carried interest allocation

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022

Salaries and wages	(9,958)	(8,970)	(29,485)	(25,044)
Officers' Fund	(280)	246	(324)	(1,444)
Rewards and bonuses	(1,508)	(4,386)	(10,785)	(14,017)
Social security contributions and payroll taxes	(1,479)	(1,004)	(4,145)	(3,587)
Restructuring costs – personnel (a)	(345)	-	(1,700)	-
Share based incentive plan (note 28(d))	(228)	(191)	(974)	(516)
Strategic Bonus	(553)	(138)	(960)	(1,121)
Other short-term benefits	(1,482)	(1,384)	(4,440)	(3,930)
Personnel expenses	(15,833)	(15,827)	(52,813)	(49,659)

Carried interest allocation (b)	(98)	-	(11,244)	-

(a)	Restructuring costs of personnel refers to the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group.

(b)	This expense refers to the Group’s employees’ right to up to 35% of the performance fees recognized from investments funds. As of September 30, 2023, US$ 14.7 million (US$ 9.5 million current and US$ 5.2 million non-current) remains payable primarily related to performance fees recognized from investment funds.

23	Amortization of intangible assets

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022

Amortization of non-contractual customer relationships (note 14)	(3,663)	(2,347)	(9,773)	(7,140)
Amortization of contractual rights (note 14)	(632)	(631)	(1,895)	(1,894)
Amortization of placement agents’ fees (note 14)	(478)	(317)	(1,388)	(1,080)
Amortization of brands (note 14)	(854)	(745)	(2,686)	(2,289)
Amortization of software (note 14)	(248)	(110)	(552)	(294)
Amortization of intangible assets	(5,875)	(4,150)	(16,294)	(12,697)

24	General and Administrative expenses

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Professional services	(2,847)	(2,425)	(9,008)	(7,314)
IT and telecom services	(1,518)	(1,507)	(4,860)	(4,521)
Rebate fees	(2,272)	(760)	(4,728)	(2,928)
Depreciation of right-of-use assets	(882)	(591)	(2,271)	(1,749)
Travel expenses	(960)	(394)	(2,264)	(1,340)
Marketing and events	(1,109)	(471)	(2,040)	(831)
Occupancy expenses	(429)	(412)	(986)	(1,245)
Depreciation of property and equipment	(423)	(406)	(1,342)	(1,012)
Professional services - SPAC	(226)	(210)	(854)	(664)
Insurance	(122)	(27)	(557)	(601)
Taxes and contributions	(210)	(120)	(554)	(535)
Materials and supplies	(108)	(87)	(251)	(250)
Other administrative expenses	(392)	(716)	(894)	(1,470)
General and Administrative expenses	(11,498)	(8,126)	(30,609)	(24,460)

25	Other income/(expenses)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Gain on remeasurement of associate	-	-	4,199	-
Amortization of SPAC IPO initial cost (notes 5(a) and 20(c))	-	(3,514)	(6,166)	(6,765)
Transaction costs (a)	(1,977)	(1,079)	(4,341)	(2,635)
Transaction costs – SPAC	-	-	-	(315)
Contingent consideration adjustments(b)	(1,550)	(1,162)	(3,746)	(2,880)
Gross obligation adjustments (b)	(2,300)	(253)	(6,726)	(253)
Deferred consideration adjustments (b)	-	-	(788)	-
Integration costs (c)	(575)	-	(1,297)	-
Other	(417)	(274)	(588)	(679)
Other income/(expenses)	(6,819)	(6,282)	(19,453)	(13,527)

(a)	Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

(b)	Measurement of the present value of considerations payable (note 20 (b)) and gross obligations under put option (note 20(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movements for the three-month and nine-month periods ended September 30, 2023 relates to the unwinding impact from time value of money.

(c)	Expenses incurred to third party professional service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

26	Net financial income/(expense)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Financial income
Net financial investment income	448	691	1,674	1,570
Unrealized gains on long-term investments	1,384	-	-	4,336
Realized gains from long-term investments	978	314	1,683	1,561
Unrealized gain on warrant liability	-	-	345	2,079
Unrealized gains on asset-linked receivable (note 12(b))	-	-	7,929	-
Unrealized gains on forward	-	42	-	42
Net exchange variation	1,523	195	1,078	-
Total finance income	4,333	1,242	12,709	9,588

Financial expenses
Unrealized losses on long-term investments	-	(266)	(7,487)	-
Realized losses on forward	-	-	(252)	-
Unrealized loss on warrant liability	(157)	(575)	-	-
Unrealized loss on asset-linked receivable (note 12(b))	(1,633)	-	-	-
Unrealized loss on other derivative financial instruments	(467)	-	(1,223)	-
Commission and brokerage expenses	(108)	(119)	(333)	(394)
Interest on lease liabilities	(306)	(538)	(965)	(1,303)
Net exchange variation	-	-	-	(902)
Other financial expenses	(622)	(167)	(958)	(766)
Total finance expenses	(3,293)	(1,665)	(11,218)	(3,365)

Net financial income/(expense)	1,040	(423)	1,491	6,223

27	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
Reconciliation of income tax	2023	2022	2023	2022

Income before income taxes	18,286	15,419	67,317	53,494

Impact of difference in tax rates of foreign subsidiaries	553	(2,200)	5,107	(6,053)

Total income taxes	553	(2,200)	5,107	(6,053)
Current	(3,402)	(2,246)	(7,483)	(4,994)
Deferred	3,955	46	12,590	(1,059)
Effective tax rate	(3.0%)	14.3%	(7.6%)	11.3%

28	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 147,875,671 common shares issued and outstanding, of which 54,930,241 are Class A common shares and 92,945,430 are Class B common shares. On June 15, 2023, the Company issued 682,741 Class A common shares (US$ 10.1 million) in part settlement of the Kamaroopin acquisition.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

As of September 30, 2023 and December 31, 2022, the issued share capital was distributed as follows:

	September 30, 2023		December 31, 2022
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,875,671	14,788	147,192,930	14,720
Class A	54,930,241	5,493	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295
(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of September 30, 2023 and December 31, 2022 are presented below:

	September 30, 2023	December 31, 2022
Class A	309,208	299,078
Class B	186,102	186,102
Total	495,310	485,180

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.

Dividends declared and paid by the Group to the Company’s shareholders for the nine-month period ended September 30, 2023 and 2022 were:

Shareholder	2023		2022
		US$*		US$*
Class A	42,756	0.7850	28,805	0.5310
Class B	72,962	0.7850	49,354	0.5310
Total	115,718	0.7850	78,159	0.5310

(d)	Share based incentive plan

The equity incentive programs under the long-term incentive plan (“LTIP”) is a restricted share plan in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the share based incentive plans, are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the Committee, created and appointed by the Company’s board of directors to administer the equity incentive program.

A LTIP was approved and launched on November 28, 2022. From 2022 and the following years 600,000 shares can be granted from the LTIP. As of September 30, 2023, Grants A and B disclosed below has been granted from the LTIP.

Grant A

Grant A provided to eligible participants (vesting criteria for eligible participants in Grant A commences from January 2022 in accordance with the terms of the LTIP).

The defined maximum number of shares under Grant A should not exceed 101,500 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and 16,902 PSUs to be further issued subject to the boost grant requirements being met.

Grant B

Grant B provided to eligible participants (vesting criteria for eligible participants in Grant A commences from January 2023 in accordance with the terms of the LTIP).

The defined maximum number of shares under Grant A should not exceed 357,132 (297,610 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant B and 59,522 PSUs to be further issued subject to the boost grant requirements being met.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and 120,932 PSUs to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company.

The table below reflects the PSU activity for the nine-month period ending September 30, 2023 and September 30, 2022.

	IPO Grant	Grant A	Grant B
	Number of PSUs (in thousands)
Outstanding December 31, 2021	210	-	-
Granted	-	-	-
Forfeited	(26)	-	-
Outstanding, September 30, 2022	184	-	-

Outstanding, December 31, 2022	184	85	-
Granted	-	-	298
Forfeited	(26)	-	-
Outstanding, September 30, 2023	158	85	298

No shares were exercised, expired or vested during the period. Refer to note 22 for expenses incurred for the nine and three-month periods ending September 30, 2023 and September 30, 2022.

The intention of the Committee as of September 30, 2023 was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76

The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s condensed consolidated net income for the period attributable to the holders of the Company’s common shares. The following was considered in assessing the potential dilution on earnings per share assessment:

Share based incentive plan (note 28(d)

The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of September 30, 2023 and 2022, the TSR performance condition was not met.

Moneda

Issuing Class A common shares to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions as of reporting date have not yet been satisfied.

VBI

Issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the three-month and nine-month periods ended September 30, 2023. The VBI call option could potentially dilute basic earnings per share in the future.

Igah

The basic weighted average number of shares includes the estimated impact of equity consideration from the number of Class A common shares (339,763 shares) to be issued 12 months after the acquisition of Igah, included due to the passage of time being the only requirement. The impact from Igah Option arrangements to be settled in Class A common shares were included in the diluted earnings per share due to applying the anticipated acquisition method for the business combination with Igah.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022

Net income for the period attributable to the Owners of the Company	18,468	12,221	71,412	46,443
Basic weighted average number of shares	148,215,434	147,192,930	147,964,426	147,192,930
Basic earnings per thousand shares	0.12460	0.08303	0.48263	0.31552
Diluted weighted average number of shares	148,283,533	147,192,930	148,260,556	147,192,930
Diluted earnings per thousand shares	0.12455	0.08303	0.48167	0.31552

*Includes weighted impact from equity consideration issued for Kamaroopin purchase (682,741 shares for the three-month period ended September 30, 2023 and 431,733 shares for the nine-month period ended September 30, 2023) (note 29)

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

As of September 30, 2023 and December 31, 2022, the Group had one subsidiary with non-controlling interests from the acquisition of 50% of VBI on July 1, 2022. As of and for the three-month and nine-month period ended September 30, 2022, the Group only had non-controlling interest of 50% in VBI.

		Equity(*)		Income / (Loss) (*)
				Three-month periods ended September 30,		Nine-month periods ended September 30,
	Interest	September 30, 2023	December 31, 2022	2023	2022	2023	2022
Non-controlling interest in VBI	50%	(40,801)	(39,330)	371	998	1,012	998

Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Consolidated Statement of Financial Position	VBI
	September 30, 2023	December 31, 2022
Current assets	6,694	6,647
Current liabilities	(7,429)	(3,703)
Current net assets	(735)	2,944

Non-current assets	22,835	27,425
Non-current liabilities	(655)	(605)
Non-current net assets	22,180	26,820

Net assets	21,445	29,764

Summarized Condensed Consolidated Income Statement and Statement of Comprehensive Income	VBI	Allocated to NCI	VBI	Allocated to NCI
	Three-month period ended September 30, 2023	Three-month period ended September 30, 2023	Nine-month period ended September 30, 2023	Nine-month period ended September 30, 2023

Net revenue from services	3,324	1,662	8,356	4,178
Revenue from management fees	3,533	1,767	8,975	4,488
Taxes on revenue	(209)	(105)	(619)	(310)

Personnel expenses	(918)	(459)	(2,512)	(1,256)
Amortization of intangible assets	(664)	(332)	(1,294)	(647)
General and administrative expenses	(660)	(330)	(1,438)	(719)
Share of profits of associates	(42)	(21)	(44)	(22)
Net financial income/(expenses)	92	46	(48)	(24)
Other income/(expenses)	(4)	(2)	(4)	(2)

Income before income tax	1,128	564	3,016	1,508

Income taxes	(386)	(193)	(992)	(496)
Current	(372)	(186)	(888)	(444)
Deferred	(14)	(7)	(104)	(52)
Net income for the period	742	371	2,024	1,012

Summarized Condensed Income Statement and Condensed Statement of Comprehensive Income	VBI	Allocated to NCI
	Nine-month and three- month periods ended September 30,	Nine-month and three- month periods ended September 30,
	2022
Net revenue from services	3,080	1,540
Revenue from management fees	3,342	1,671
Taxes on revenue	(262)	(131)

Personnel expenses	(338)	(169)
Administrative expenses	(402)	(201)
Share of profits of associates	(10)	(5)
Net financial income/(expenses)	54	27

Income before income tax	2,384	1,192

Income taxes	(388)	(194)
Current	(248)	(124)
Deferred	(140)	(70)
Net income for the period	1,996	998

VBI – Non-controlling interest	VBI
September 30, 2023
Accumulated NCI as of December 31, 2022	(39,330)
Net income for the period	1,012
Dividends declared	(2,677)
Capital contributions	3,612
Cumulative translation adjustment	(3,418)
Accumulated NCI as of September 30, 2023	(40,801)

Gross obligation – non-controlling interest

The VBI business combination included a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in notes 12 (d). The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest in the Condensed Consolidated Statement of Changes in Equity.

As of September 30, 2023, the gross obligation had a present value of US$ 74.3 million (originally raised at a present value of US$ 60.9 million on July 1, 2022)

29	Business combinations

The following table presents the amounts recorded relating to the Group’s business combinations completed in the nine-month period ending September 30, 2023 (29(a)) and year ending December 31, 2022 in accordance with IFRS 3. During the measurement period the Group received updates to the valuation of the purchase consideration and goodwill acquired on acquisition.

(a)	Kamaroopin and Hanuman

On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin and Hanuman (collectively “Kamaroopin”) to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination between cash and equity consideration. Details of the purchase consideration, the net assets acquired and the goodwill are listed below and are provisional pending receipt of the final valuation of those assets.

The goodwill from the business combination with Kamaroopin enables the Group to expand and complement its platform of investment funds in growth equity and venture capital by adding investment expertise in startups and early-stage companies. The goodwill recognized on the acquisition of Kamaroopin is not deductible for tax purposes until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.

The acquisition date carrying value of the Group’s previously held equity interest in the acquiree was remeasured to fair value at the acquisition date resulting in a US$ 4.2 million gain recognized in profit or loss in other income (note 25).

Goodwill and identifiable intangible assets recognized during 2023 relate to the fair value of the entities acquired through business combination transactions. Key assumptions to determine the fair value include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million on acquisition date. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30-month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 30, 2027.

The acquired businesses contributed revenues of US$ 0.7 million and net profit of US$ 0.2 million to the Group for the period from April 12, 2023 to September 30, 2023. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2023, was US$ 1.6 million and US$ 0.8 million respectively. Acquisition-related costs, of US$ 0.2 million, are included in other expenses in the Group’s unaudited Condensed Consolidated Income Statement and in operating cash flows in the unaudited Condensed Consolidated Statement of Cash Flows for the nine-month period ending September 30, 2023. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below and are provisional and pending receipt of the final valuation of those assets.

(b)	VBI

On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.

Adjustments include an increase in purchase consideration related to preferred dividends payable by VBI (US$ 2 million) to the previous controlling owners of VBI resulting in an increase to the fair value of goodwill in note 14 for the same amount. The preferred dividends were paid to provide compensation to the previous owners for the loss of their controlling interest in VBI.

(c)	Igah

On November 30, 2022, the Company acquired 100% interest in a new subsidiary, Igah Partners LLC (“Igah Ventures”), a Brazilian based venture capital firm, 13.2% of PEVC I General Partner IV, Ltd. (“Igah IV”), and 100% of Igah Carry Holding Ltd, an entity for carried interest allocations (collectively referred to as “Igah”). The acquisition of these entities was accounted for as a linked transaction.

Igah’s business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

Adjustments includes an increase in purchase consideration (US$ 2.45 million) related to the fair value of Option arrangements included to acquire Igah IV resulting in increase to the fair value of goodwill in note 14 or the same amount.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% VBI July 1, 2022	100% Igah November 30, 2022	100% Kamaroopin April 12, 2023
Total purchase consideration
Cash consideration paid (a)	10,815	8,116	2,024
Consideration payable	10,859	4,771	-
Contingent consideration payable	8,355	-	4,707
Preferred dividends payable	1,966	-	-
Option arrangements	(827)	10,339	-
Equity consideration	-	-	10,130
Total consideration transferred	31,168	23,226	16,861

Non-controlling interest (c)	13,729	-	-
Fair value of equity interest previously held	-	-	11,132
Total consideration	44,897	23,226	27,993

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36	178
Accounts receivable	2,462	-	-
Net working capital	(2,587)	64	(101)
Intangible assets: non-contractual customer relationships	23,246	2,120	10,560
Intangible assets: brands	3,617	-	868
Property and equipment	539	-	15
Lease liability	(420)	-	-
Net identifiable assets acquired	27,457	2,220	11,520

Total consideration less net identifiable assets acquired: Goodwill	17,440	21,006	16,473

(a)	Purchase consideration – cash outflow for the nine-month period ending September 30, 2023 to acquire the subsidiary, net of cash acquired

Kamaroopin
Cash consideration	2,024
Less: Cash acquired	(178)
Net outflow of cash -investing activities	1,846

30	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	September 30, 2023	December 31, 2022

Financial assets at amortized cost
Accounts receivable		124,575	131,659
Client funds on deposit		11,086	23,639
Project advances		12,359	6,640
Deposit/guarantee on lease agreement		1,815	1,782

Financial assets at fair value through profit or loss
Cash and cash equivalents	1	17,529	26,519
Short term investments	1	205,515	285,855
Accounts receivable	1	7,929	-
Long-term investments	1	15,740	-
Long-term investments	2	10,072	11,017
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	18,106	14,777
Long-term investments – KMP Growth Fund II	3	9,446	9,463
Derivative financial instruments – VBI call option	3	5,450	6,322

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		183,950	234,145
Gross obligation under put option		85,354	73,428
Client funds payable		11,086	23,639
Lease liabilities		15,612	16,094
Consideration payable on acquisition		11,578	18,157
Carried interest allocation		14,731	12,450
Suppliers		7,088	3,256

Financial liabilities at fair value through profit or loss
Derivative financial instruments – Warrants	1	666	1,011
Derivative financial instruments – forward exchange contracts	2	-	42
Contingent consideration payable on acquisition	3	30,774	21,963

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument

There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the three-month and nine-month periods ended September 30, 2023. As of and for the year ended December 31, 2022, the Group had the below transfers to and from level 3.

Transfer to Level 3 fair value measurement

From June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred to Level 3 after considering the change in valuation methodology from previously using the transaction cost price to applying a discounted cash flow model at the reporting date.

Transfer from Level 3 fair value measurement

As of June 30, 2022, the Warrants were transferred out of Level 3 into Level 1. The fair value of the Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. From June 30, 2022, the fair value of the Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement.

Unobservable inputs

The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*
Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$ 0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	12.7% - 13.7% 1% to 26% AUM growth	10% less growth	US$ 0.1 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.7% - 18%	70 basis points	US$ 0.7 million

Long-term investments	KMP Growth II	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.0% - 18.0%	100 basis points	US$ 1.1 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50% greater/(lower) than projected AUM	34.49% volatility	US$ 2.7 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	20 (b)	Discounted cash flow	Discount rate Projected fundraising activity	11.5% - 13.7%	100 basis points	US$ 1.1 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Contingent consideration

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Condensed Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration.

(i)	Moneda business combination

The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination. The fair value of the contingent consideration liability recognized upon acquisition was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics (measurement period up to December 31, 2023) within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration at acquisition date and payable in 2024. Between acquisition date and September 30, 2023, there has been a decrease from US$ 25.5 million to US$ 14.2 million in the present value of contingent consideration payable due to actual lower net income margins achieved in addition to impacts being from discounting between acquisition date and reporting date.

(ii)	VBI business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM targets. The contingent consideration payment (payable in BRL) as of September 30, 2023 had fair value of US$ 10.4 million for the business combination with VBI. The fair value of the contingent consideration liability upon acquisition was US$ 8.4 million and was estimated on acquisition date by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets.

(iii)	Kamaroopin business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million and US$ 6.2 million on acquisition date and September 30, 2023 respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 30, 2027.

Long-term investments

The fair values were calculated based on the underlying investment’s cash flows discounted using an unobservable input discount rate range. The change in fair value of the Level 3 investment is presented on the accompanying Condensed Consolidated Income Statement in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Derivative financial instruments

(i)	VBI Call option

The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the VBI Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Condensed Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d).

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of September 30, 2023 and December 31, 2022.

	Contingent consideration payable	Long term investments at fair value through profit or loss	VBI call option	Total
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	6,322	52,525
Cumulative translation adjustment	358	-	348	706
Additions	4,707	-	-	4,707
Changes in fair value	3,746	3,312	(1,220)	5,838
Fair value of Level 3 financial instruments at September 30, 2023	30,774	27,552	5,450	63,776

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

(c)	Financial instruments measured at amortized costs

As of September 30, 2023, and December 31, 2022, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 20(d)) measured at amortized cost is a non-current liability that has a future gross redemption amounts as reflected in the liquidity risk under note 29(d)(ii).

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its board of directors, investors, and other stakeholders.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of September 30, 2023 and December 31, 2022 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of September 30, 2023, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (note 8)	4,159	1,557	122	377	723	102,469	2,985	-	2,423	17,689	132,504
Project Advances	-	-	-	-		2,407	171	450	8,178	1,153	12,359
Total	4,159	1,557	122	377	723	104,876	3,156	450	10,601	18,842	144,863

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares. Expected future payments for financial liabilities as of September 30, 2023, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	7,088	-	-	-	-	7,088
Leases (a)	760	645	645	1,978	15,003	19,031
Carried interest allocation	-	-	-	9,545	5,186	14,731
Consideration payable on acquisition (d)	806	661	1,616	3,724	-	6,807
Contingent consideration payable on acquisition (a)	-	-	14,683	-	20,376	35,059
Commitment subject to possible redemption (a) and (c)	-	-	-	183,950	-	183,950
Gross obligation under put option (a) and (b)	-	-	-	-	104,513	104,513
Derivative financial instruments (e)	-	-	-	-	-	-
Total	8,654	1,306	16,944	199,197	145,078	371,179

(a)	Amounts reflect undiscounted future cash outflows to settle financial liabilities.

(b)	Liability to be partly settled with Class A common shares

(c)	Settled with proceeds held in SPAC’s trust account

(d)	Consideration payable on acquisition excludes acquisition payables related to Igah because of the settlement due to take place through issuance of equity consideration

(e)	As of September 30, 2023 the SPAC’s warrants were ‘out of the money’

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of September 30, 2023 and December 31, 2022 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants are subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.

During the nine-month period ended September 30, 2023 and 2022 the Group held no other derivative warrant financial instruments.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of September 30, 2023
	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the period end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	10,861	7,316	9,162,273	970,306	703	3,040	17,529	1,449
Short term investments	24,392	-	1,488,340	-	-	198,973	205,515	655
Client funds on deposit	-	-	9,872,116	-	-	-	11,086	1,109
Accounts receivable	90,780	38	6,161,382	105,442	2	107,424	132,504	2,509
Projects Advance	22,832	-	261,154	1,224,077	-	7,204	12,359	515
Deposit/guarantee on lease agreement	-	264	992,571	85,471	180	426	1,815	139
Long-term investments	3,484	-	279,255	-	118	52,210	53,364	115
Client funds payable	-	-	9,872,116	-	-	-	11,086	(1,109)
Suppliers	2,224	360	1,596,880	828,535	316	4,215	7,088	(288)
Derivative financial instruments - Assets	27,289	-	-	-	-	-	5,450	545
Derivative financial instruments - Liability	-	-	-	-	-	666	666	-
Commitment subject to possible redemption	-	-	-	-	-	183,950	183,950	-
Gross obligation under put option	427,419	-	-	-	-	-	85,354	(8,535)
Carried interest allocation	13,224	-	-	-	-	12,090	14,731	(264)
Consideration payable on acquisition	53,194	-	-	-	-	955	11,578	(1,062)
Contingent consideration payable on acquisition	82,954	-	-	-	-	14,208	30,774	(1,656)
Net Impact								(5,878)

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

31	Related parties

(a)	Key management compensation

The amounts paid to key management directors and officers for their roles as executives for the three-month and nine-month periods ended September 30, 2023 and 2022 included in “Personnel expenses” are shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Key management compensation	(1,872)	(1,617)	(5,187)	(4,289)

Additionally, for the nine-month and three-month periods ended September 30, 2023, the Group has accrued US$ 1.4 million and reduced US$ 0.9 million respectively (US$ 4.5 million and US$ 1.1 million accrued for the nine-month and three-month periods ended September 30, 2022) as bonuses payable to key management, which is included in "Personnel expenses"

(b)	Officers' Fund

	September 30, 2023	December 31, 2022
Personnel current liabilities	-	912
Personnel non-current liabilities	-	350
	-	1,262

The Officers’ Fund Plan was administered by the Company through a limited liability entity (the "Officers' Fund") and is registered as an administered fund under the laws of the Cayman Islands.

Certain employees that were offered the opportunity to participate are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years and entitles employees to a cash benefit. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund.

For the nine-month and three-month period ended September 30, 2023, the Group has accrued US$ 0.3 and US$ 0.3 million respectively (nine-month and three-month period ended September 30, 2022: US$ 1.4 million and US$ 0.8 million). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021. As of September 30, 2023, the Officers’ Fund Plan was settled.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

As described in note 22(b), 35% of the performance fee receivable from the Group’s investment funds are payable to the Group’s employees.

(e)	Share based incentive plan

As described in note 28(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

	September 30, 2023	December 31, 2022
Related party lease - Santiago
Lease liabilities (current)	504	502
Lease liabilities (non-current)	2,663	3,078

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2023	2022	2023	2022
Related party lease - Santiago
Principal paid	(147)	(116)	(393)	(201)
Depreciation of right-of-use assets	(136)	(127)	(420)	(240)
Interest on lease liabilities	(19)	(20)	(61)	(35)

(g)	SPAC

Refer to notes 5(o) and 20(c) for related party transaction with the SPAC

32	Events after the reporting period

Acquisitions

Bancolombia

On July 3, 2023, the Group announced the signing for the formation of a new entity with Bancolombia, a financial conglomerate in Colombia. The partnership will leverage the Group’s private market expertise in Latin America with Bancolombia distribution capabilities to expand access to alternative investment products in Colombia. The acquisition for 51% ownership by the Group and remaining interest held by Bancolombia was concluded on November 1, 2023, subsequent to all terms and conditions per the purchase agreement being satisfied. Consideration transferred on the closing date as contributions into the new entity (Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management S.A. after the deal’s closing) include COP 19.5 billion (approximately US$ 4.8 million), representing the first installment of the Group’s total minimum scheduled contributions of COP 168.4 billion (approximately US$40.4 million) to be made in annual tranches until 2030 in accordance with the subscription agreement of Patria Asset Management. There is no performance conditions associated with this contribution scheduled.

At the date the financial statements were authorized for issue, the Group had not yet completed the purchase price allocation for the acquisition of the new entity in partnership with Bancolombia due to timing constraints, however, it is expected that the consideration payment shall be substantially allocated to non-contractual customer relationships and goodwill. Upon conclusion of the initial accounting for the business combination, the disclosures will be supplemented by the following required disclosures:

•	acquisition-date fair value of each major class of assets acquired and liabilities assumed

•	acquisition-date fair value of each major class of consideration transferred, including contingent considerations

•	fair value of any goodwill acquired including tax implications

•	fair value of any contingent liabilities assumed

•	fair value of non-controlling interests

•	acquisition related costs

•	pro-forma income statement of the acquiree since January 1, 2023

The financial effects of the above transaction did not have an impact on the condensed consolidated interim financial statements as of and for the period ended September 30, 2023.

Ardn Inc.

On October 16, 2023 the Group announced intention to enter into an agreement to acquire a private equity solutions business from Abrdn Inc. (“Abrdn”). The transaction includes total consideration of up to GBP 100 million. Upon closing, the acquisition will launch Global Private Markets Solutions as a new investment strategy vertical for the Group in 2024.

Dividends

On November 1, 2023 the board of directors approved a dividend of US$ 0.199 per share (US$ 29.3 million) which will be paid in December 2023.

After September 30, 2023 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Eduardo Tomazelli

Accountant

Ana Cristina Russo

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer